Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of June 30, 2012:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder		Name, Type and Series of	Updated Amount of	Percent Held		Percent Held (fully diluted)
No.	Holder Name	the Security	Securities	% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.37	56.37	55.64	55.64
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
4	Chaim Katzman	Ordinary Shares	200,949	0.12	0.12	0.12	0.12

5	Dor J.Segal	Ordinary Shares	900,000	0.55	0.55	0.54	0.54
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06
7	Haim Ben-Dor	Unregistered Options	22,900
8	Haim Ben-Dor	Series C Debentures	786,791.70
9	Haim Ben-Dor	Series F Debentures	2,358,346
10	Arie Mientkavich	Ordinary Shares	37,520	0.02	0.02	0.28	0.28
11	Arie Mientkavich	Unregistered Options	35,000
12	Arie Mientkavich	Unregistered Options	400,000
13	Shaiy Pilpel	Unregistered Options	24,000			0.01	0.01
14	Yair Orgler	Unregistered Options	27,600			0.02	0.02
15	Yair Orgler	Series C Debentures	90,000
16	Yair Orgler	Series D Debentures	300,000
17	Yair Orgler	Series F Debentures	176,720
18	Yair Orgler	Series I Debentures	80,000
19	Noga Knaz	Unregistered Options	26,600			0.02	0.02
20	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.47	0.47
21	Aharon Soffer	Unregistered Options	760,000
22	Aharon Soffer	Phantom Options	24,800
23	Aharon Soffer	Phantom Options	21,700
24	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares (Israel)	8,454,513	5.13	5.13	5.07	5.07
25	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	17,251,508
26	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	385,755
27	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	63,429,350
28	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	160,793,810
29	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	38,008,238
30	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	101,558,443
31	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	106,276,526
32	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	77,684,834

B. Officers in the Company (other than the President)

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	%Voting	% Capital	%Voting
34	Gadi Cunia	Unregistered Options	150,000			0.09	0.09
35	Varda Zuntz	Ordinary Shares	106,037	0.06	0.06	0.13	0.13
36	Varda Zuntz	Unregistered Options	15,900
37	Varda Zuntz	Unregistered Options	100,000
38	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.08	0.08
39	Eran Ballan	Unregistered Options	5,834
40	Eran Ballan	Unregistered Options	130,000
41	Rami Vaisenberger	Unregistered Options	3,134			0.03	0.03
42	Rami Vaisenberger	Unregistered Options	50,000

[Changes in holdings during June of 2012]

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 8,360,454

Change in the number of securities: 94,059

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 20,154,730

Change in the number of securities: -2,903,222

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 64,494,377

Change in the number of securities: -1,065,027

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 179,253,923

Change in the number of securities: -18,460,113

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 100,606,439

Change in the number of securities: 952,004

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 104,553,319

Change in the number of securities: 1,723,207

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 77,296,167

Change in the number of securities: 388,667

Name of the Holder: Varda Zuntz

Holder Number: 35 (Ordinary Shares)

Type of Holder: Officer

ID Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 106,037

Change in the number of securities: -6,000

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.